PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Kaufman&Company, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

100 Franklin Street
(No. and Street)

Boston	**MA**	**02110**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sumner Kaufman	**617 426 0444**	**skaufman@kcoll.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese CPA PC
(Name – if individual, state last, first, and middle name)

125 E. Lake Street	**Bloomingdale**	**IL**	**60108**
(Address)	(City)	(State)	(Zip Code)

10/20/2009	**3874**
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PUBLIC

OATH OR AFFIRMATION

I, Sumner Kaufman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Kaufman &Company, LLC _____, as of 12/31 _____, 2021 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Notary Public

Signature: _____

Title: ManagingMember

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KAUFMAN & COMPANY, LLC

Statement of Financial Condition

For the Year-Ended December 31, 2021



MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members of Kaufman & Company, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Kaufman & Company, LLC as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Kaufman & Company, LLC as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Kaufman & Company, LLC's management. Our responsibility is to express an opinion on Kaufman & Company, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kaufman & Company, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Kaufman & Company, LLC's auditor since 2019.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 22, 2022

KAUFMAN & COMPANY, LLC

Statement of Financial Condition as of December 31, 2021

ASSETS

CURRENT:
Cash	$ 69,874
Note Receivable (NOTE E)	224,667
	294,541

PROPERTY AND EQUIPMENT:
Cost	47,807
Accumulated Depreciation	(46,918)
	889

OTHER:
Rental Deposit	20,435
Note Receivable (NOTE E)	112,333
Operating Lease – Right-of-use Asset Net of Amortization of $300,576 (NOTE C)	58,373
	191,141
	$486,571

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:
Current:
Accounts Payable	$ 14,754
Other Accruals	20,000
Deferred Revenue	6,250
Lease Liability (NOTE C)	57,807
Total Current Liabilities	98,811

MEMBERS' EQUITY	387,760
	$486,571

NOTE A - NATURE OF ORGANIZATION

Kaufman & Company, LLC, (The Company) is a Massachusetts registered broker-dealer offering financial advisory services primarily in connection with arranging private placements, mergers and acquisitions. The Company is registered with the Financial Industry Regulatory Authority and licensed by the Securities and Exchange Commission.

In accordance with the operating agreement, the Company shall continue in existence until December 31, 2053 unless dissolved sooner.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Government and Other Regulations. The Company's business is subject to significant regulation by governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Accounts Receivable. The Company carries its accounts receivable at cost less an allowance for doubtful accounts. The Company provides an allowance for doubtful accounts based upon a review of outstanding receivables.

Property and Equipment. The cost, depreciated on the straight line basis and estimated service lives used in computing depreciation are as follows:

	SERVICE TERM	COST
Furniture and Fixtures	5 years	$33,776
Leasehold Improvements	27 months	14,031
		$47,807

Income Taxes. No provision or liability for income taxes has been included in the financial statements. As a limited liability Company, any income or loss is included in the tax returns of the members.

The Company's income tax returns are subject to examination by taxing authorities generally for a period of three years from the date they are filed. At December 31, 2021, the years 2018-2020 are open for examination.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition. Revenues from financial advisory services are recognized when the contracted services are provided. Revenues from transaction fees earned on a sale or merger or a financing is recorded when the closing of the transaction is signed by all parties. At December 31, 2021 there are no open contracts or deferred revenue.

Advertising. The Company charges advertising costs to operations when incurred.

Concentration of Credit Risk. The Company maintains its cash account in one financial institution. At times, the balance may exceed federally insured limits. The Company has not experienced any loss in such account.

Use of Estimates. The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - LEASE

The operating lease is included in operating lease right-of-use (ROU) assets, current liabilities, and long -term debt in the statement of financial condition.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent obligation to make lease payments arising from the lease. Operating lease ROU asset and liability is recognized at commencement date based on the present value of lease payments over the lease term. As the lease does not provide an implicit rate, nor has the Company any borrowings, the Company uses the U.S. Treasury rate of 1.50%.

NOTE C - LEASE (Continued)

The Company entered into 38 month lease agreement commencing May 1, 2019 for office space. Provisions of the lease agreement include: (1) Rental payments of $ 367,842 (2) payment of certain operating costs and real estate and (3) $20,435 security deposit for performance by the Company under the lease agreement.

Lease expense for the operating lease is recognized on a straight line basis over the life of the lease.

NOTE D - CONCENTRATION

Two clients represent 88% of the revenue earned in 2021.

NOTE E - LITIGATION

On October 30, 2019, the Company filed suit against Rowayton Venture Group LLC ("RVG"), Rowayton Venture Group R, LLC ("RVG R"), Andrew R. Vineyard, David Conte, and Charles Bauer, in Suffolk Superior Court in Massachusetts, Civil Action No. 1984CV03402-BLS2, alleging Breach of Contract (Count I), Breach of the Duty of Good Faith and Fair Dealing (Count II), Quantum Meruit (Count III), Unjust Enrichment (Count IV), and Violation of G.L. c. 93A (Count V) (the "Original Action"). The Company's claims arise out of defendants' failure to pay fees alleged to be due and owing under a written engagement letter dated May 17, 2019.

On May 14, 2021 the Company entered into a settlement agreement receiving a cash payment of $262,999 and a promissory note for $337,000 payable in 3 equal installments of $112,333 plus interest at the annual rate of .13% on January 15, 2022, July 15,2022, and January 15, 2023.

The promissory note is included on the statement of financial condition as Note Receivable.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At December 31, 2021, the Company had net capital of $29,436 which was $24,436 above its required net capital of $5,000. The Company's net capital ratio was 1.37 to 1.

NOTE G - SUBSEQUENT EVENTS

These financial statements were approved by management and available for issuance on the date of the Independent Registered Public Accounting Firm Report. Management has determined there are no events that occurred that require additional disclosure.